March 18, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Attention: Christina Chalk & Laura McKenzie

Re:	Choice Hotels International, Inc.
Wyndham Hotels & Resorts, Inc.
Schedule TO-T/A filed on March 11, 2024 and filed by Choice Hotels
International, Inc. File No. 5-90832

Ladies and Gentlemen:

On behalf of Choice Hotels International, Inc. (“we,” “our,” or the “Company”), we submit this letter in response to the comment letter, dated March 11, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and as a follow-up to a telephone conversation between the Company’s outside counsel and the Staff on March 14, 2023 (the “March 14 Call”), relating to the above-referenced Amendment No. 3 to the Schedule TO-T (the “Third Amendment”), initially filed by the Company on December 12, 2023 (as amended, the “Schedule TO”). We are concurrently submitting via EDGAR this letter and Amendment No. 4 to the Schedule TO-T (the “Fourth Amendment”).

The Staff’s comment is set forth below in italicized text, and our response to the Staff’s comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Fourth Amendment.

Schedule TO-T/A filed March 11, 2024

General

1.

Please file a revised Schedule TO-T/A reporting the results of the offer, as required by Rule 14d-3(b)(2). We note that you state in the press release attached as Exhibit (a)(5)(B) to the Schedule TO-T/A that “support from Wyndham stockholders tendering into the exchange offer was significant considering the number of investors structurally prevented from participating at this stage” but do not disclose the number or percentage of shares tendered, as required by the Rule.

Response: On the March 14 Call, the Staff stated that Rule 14d-3(b)(2) requires a bidder to disclose the number and percentage of shares tendered in a tender offer when reporting the results of the tender offer in a final amendment to Schedule TO, regardless of whether the tender offer has been consummated, terminated or expired. As detailed in our letter to the Staff, dated March 13, 2024, and as further discussed on the March 14 Call, the Company continues to believe that it is not required to disclose the number or percentage of shares tendered to comply with its obligations under Rule 14d-3(b)(2). Nevertheless, concurrently with submitting this letter, the Company has filed the Fourth Amendment, which discloses the approximate number and percentage of shares tendered as of the expiration of the Offer.

*   *   *   *

Should you have any questions related to the foregoing, please do not hesitate to contact me at (212) 728-8620 or dscalzo@willkie.com.

Respectfully submitted,

/s/ Danielle Scalzo

Danielle Scalzo

cc:	Adam M. Turteltaub, Willkie Farr & Gallagher LLP
Simone Wu, Senior Vice President, General Counsel, Corporate Secretary & External
Affairs, Choice Hotels International, Inc.